ONSTREAM MEDIA CORPORATION
                                1291 SW 29 Avenue
                          Pompano Beach, Florida 33069

                                                          telephone 954-917-6655

                                                          July 25, 2006

                                    'CORRESP'

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Attention:  Jay Ingram

Re:         Onstream Media Corporation (the "Company")
            Registration Statement on Form S-3
            SEC File No. 333-134900

Ladies and Gentlemen:

      The undersigned registrant hereby requests acceleration of the effective date of the above-captioned Registration Statement to Wednesday, July 26, 2006 at 4:30 p.m., Eastern Daylight time, or as soon thereafter as is practicable.

      The undersigned registrant acknowledges that:

            o Should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

            o The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

            o The registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      The undersigned also acknowledges to the Staff its awareness of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended.

                                                Very truly yours,

                                                Onstream Media Corporation


                                                /s/ Randy S. Selman
                                                Randy S. Selman,
                                                Chief Executive Officer